UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Westmoreland Coal Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

960878106

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106

1.	Names of Reporting Persons Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 907,351

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 907,351

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 907,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 960878106

1.	Names of Reporting Persons Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,000

	8.	Shared Voting Power 907,351

	9.	Sole Dispositive Power 70,000

	10.	Shared Dispositive Power 907,351

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 977,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,289,364

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,289,364

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 960878106

1.	Names of Reporting Persons Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,289,364

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,289,364

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,364

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106

1.	Names of Reporting Persons Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 279,330

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 279,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 960878106

1.	Names of Reporting Persons Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 549,000

	8.	Shared Voting Power 2,546,045

	9.	Sole Dispositive Power 549,000

	10.	Shared Dispositive Power 2,546,045

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,095,045

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 26, 1999, and amended on July 12, 2000, September 26, 2000, January 4, 2001, January 24, 2001, December 8, 2003, May 4, 2007 and March 6, 2008 (as amended, the “Schedule 13D”) by certain of the Reporting Persons relating to the common stock, $2.50 par value per share (the “Common Stock”), of Westmoreland Coal Company (the “Company”).  The Company’s principal executive offices are located at 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903.

Item 2.	Identity and Background

(a)   This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP and TCM;

(iii) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(iv) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(v) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(vi) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of Mr. Gendell, TCP, TP, TOF and TCM.

TCP, TCM, TP, TM, TOA, and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)   The address of the principal business and principal office of each of TCP, TCM, TP, TM and TOA is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)   The principal business of each of TCP and TP is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of TCP.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of its clients.  Mr. Gendell serves as the managing member of TCM, TM and TOA.

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCM, TM and TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

All securities of the Company owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the

Reporting Persons. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

On March 4, 2008, TP and TCP purchased senior secured convertible promissory notes of the Company in the original aggregate principal amount of $15,000,000 (the “Notes”) pursuant to a Senior Secured Convertible Note Purchase Agreement dated as of March 4, 2008, by and among the Company, TCP and TP as purchasers, and Tontine Capital Associates, L.P. as collateral agent (the “Note Purchase Agreement”).

The Reporting Persons acquired their shares of Common Stock and the Notes for investment purposes and in the ordinary course of business.  For so long as the Reporting Persons own at least 10% of the outstanding shares of Common Stock (including the shares issuable upon conversion of the Notes on an as-converted basis), Tontine shall have the right to designate two members of the Board who shall be reasonably acceptable to the Board, and to appoint an observer to attend meetings of the Board.  As of the date hereof, Tontine currently has not designated any individuals to serve on the Board.

The Reporting Persons will begin to explore alternatives for the disposition of their holdings in the Company, which alternatives may include, without limitation: (a) dispositions through open market sales, underwritten offerings and/or privately negotiated sales by the Reporting Persons, (b) a sale of the Company, or (c) distributions by the Reporting Persons of their interests in the Company to their respective investors.  The Reporting Persons expect to engage in discussions with the Company’s management and Board of Directors in the evaluation of such alternatives. As part of such process, the Reporting Persons (i) may encourage the Company to engage an investment banker or other financial advisor with respect to an underwritten offering of their holdings, a sale of the Company or other strategic transaction involving the Company, (ii) may encourage third parties to consider an acquisition of their holdings, an acquisition of the Company or other strategic transaction involving the Company, or (iii) may independently engage an investment banker or other financial advisor to assist the Reporting Persons with respect to the analysis and execution of various alternatives in connection with their holdings.   In deciding which alternative or alternatives to pursue, the Reporting Persons will seek to maximize the value of their holdings in the Company.  Accordingly, the disposition of the Reporting Persons’ holdings will be effected over time and in an orderly fashion. The timing, manner and aggregate amount of any such dispositions will be dependent on many factors, including, without limitation, market conditions, available prices, and the Reporting Persons’ ability to conduct sales in compliance with federal and state securities laws.

A disposition of the Reporting Persons’ interests in the Company may result in a relinquishment by the Reporting Persons of certain rights to nominate directors and appoint an observer to the Board.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer
The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 8 to Schedule 13D. A. Tontine Capital Partners, L.P.

(a)   Aggregate number of shares beneficially owned:  907,351.   Percentage: 8.2%.  The percentages used herein and in the rest of Item 5 are calculated based upon 9,524,949 shares of Common Stock of the Company issued and outstanding as of August 1, 2008, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2008, plus 1,544,102 shares of Common Stock which would be outstanding upon conversion of the Notes.

(b)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  907,351

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  907,351

(c)  TCP has not engaged in any transactions in Common Stock in the last 60 days.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.     Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned:  977,351.   Percentage:  8.8%.

(b)  1. Sole power to vote or direct vote:  70,000

2. Shared power to vote or direct vote:  907,351

3. Sole power to dispose or direct the disposition: 70,000

4. Shared power to dispose or direct the disposition:  907,351

(c)    TCM has not engaged in any transactions in Common Stock in the last 60 days.

(d)    Not applicable.

(e)   Not applicable.

C.     Tontine Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 1,289,364.  Percentage: 11.6%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,289,364

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,289,364

(c)  TP has not engaged in any transactions in Common Stock in the last 60 days.

(d)  TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)  Not applicable.

D.     Tontine Management, L.L.C.

(a)  Aggregate number of shares beneficially owned: 1,289,364.  Percentage: 11.6%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,289,364

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,289,364

(c)  TM has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

E.     Tontine Overseas Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned: 279,330.  Percentage: 2.5%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  : 279,330

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  279,330

(c)  TOA has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)  Not applicable.

F.  Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 3,095,045.  Percentage: 30.0%.

(b)  1. Sole power to vote or direct vote:  549,000

2. Shared power to vote or direct vote:  2,546,045

3. Sole power to dispose or direct the disposition:  549,000

4. Shared power to dispose or direct the disposition:  2,546,045

(c)  Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As provided under the Note Purchase Agreement, each Note is convertible, in whole or in part, at any time, at the option of the holder up to the outstanding principal amount of the Note held by such Purchaser at the time of such conversion into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing (A) the principal amount of the Notes to be converted (including all accrued and unpaid interest) by (B) the Conversion Price (the Conversion Price will initially be $10.00 per share of Common Stock and will be subject to further adjustments from time to time). If the calculation results in the aggregate number of shares of Common Stock to be issued in connection with all such conversions to exceed 19.9% of the number of shares of Common Stock outstanding immediately prior to the execution of the Note Purchase Agreement, the principal amount of the Notes resulting in such excess amounts will not be converted into Common Stock and will instead be paid in cash by the Company to such Purchaser at the time of such conversion. The Company is required to pay interest on the Notes, which the Company may pay, at its option, (i) in cash or (ii) in kind as of the relevant interest payment date (the last day of each March, June, September and December, commencing on March 31, 2008) by increasing the principal amount of each Note in an aggregate amount equal to the interest due on such interest payment date; provided, however, that the Company may not pay interest on the Notes in kind as of the relevant interest payment date by increasing the principal amount of each Note if this would cause the aggregate principal amount of the Notes to exceed $18,779,460.  For the interest payment periods ended March 31, 2008 and June 30, 2008, the Company elected to pay interest on the Notes in kind, increasing the aggregate principal amount to $15,441,028.

For so long as the Reporting Persons own at least 10% of the outstanding shares of Common Stock (including the shares issuable upon conversion of the Notes on an as-converted basis), the Reporting Persons shall have the right to designate two members of the Board who shall be reasonably acceptable to the Board.

Pursuant to the Note Purchase Agreement, the Company was required to amend the Amended and Restated Rights Agreement, dated as of February 7, 2003, between Company and EquiServe Trust Company, N.A., as amended, to permit TCP and its affiliates to purchase, without triggering the rights under the Rights Plan, up to 34.5% of the sum of (x) the number of shares of Common Stock issued and outstanding at the time of such calculation, (y) the number of shares of Common Stock purchased by the Company from stockholders after March 4, 2008 and (z) the number of shares of Common Stock issuable upon conversion of the Notes which have not been converted at the time of such calculation.

Simultaneously with the closing of the Note Purchase Agreement, a Registration Rights Agreement (the “Registration Rights Agreement”) was entered into between TCP, TP, TOA, TCM, Mr. Gendell and the Company. The registration rights granted to TCP and its affiliates (collectively, “Tontine”) under the Registration Rights Agreement terminate when Tontine ceases to own any Registrable Securities (as defined in the Registration Rights Agreement).  Pursuant to the Registration Rights Agreement, the Company is required to file a shelf registration statement to register the resale of the Registrable Securities held by the Reporting Persons by the earlier of (i) such time as the Company is eligible to register its securities on Form S-3 and (ii) thirteen (13) months after the closing of the sale of the Notes (the “Resale Registration Statement”).  In addition, the Company has granted to the Reporting Persons certain demand and piggyback registration rights. As of the date hereof, the Company has not yet filed the Resale Registration Statement.

The foregoing summary of the Note Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibits 1 and 2, which are incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

1.     Note Purchase Agreement, dated March 4, 2008, by and between Tontine Partners, L.P., Tontine Capital Partners, L.P., as purchasers, Tontine Capital Associates, L.P., as collateral agent and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 6, 2008).

2.     Registration Rights Agreement, dated March 4, 2008, by and between Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Management, L.L.C., Jeffrey L. Gendell and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 6, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2008
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd. and certain separately managed accounts

Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).